EXHIBIT 3.3

               Amendment to By-Laws, effective as of June 15, 2003

Effective as of June 15, 2003, the Board of Directors of Billy Dead, Inc. adopted the following resolution amending the provisions of ARTICLE IX of the By-Laws:

RESOLVED, that effective immediately, ARTICLE IX of the By-Laws of the Corporation is hereby deleted and that the following shall now constitute
ARTICLE IX of the By-Laws:

                                   "ARTICLE IX
                   LOANS TO OFFICERS; INTERESTED TRANSACTIONS

      Section 9.01 Loans. Subject to the requirements of the federal securities laws and any applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

      Section 9.02 Interested Transactions. Notwithstanding the foregoing provisions of Section 9.01, any transaction between the corporation and any director or officer of the corporation, or any holder of 5% of any class of voting stock, or any member of the immediate family of any such person, including without limitation any loans to the corporation from such persons or from the corporation to such persons, shall be on terms no less favorable than could be obtained from or by an unaffiliated third party and must be approved by a majority of the directors (including a majority of the disinterested directors, who shall have access, at the corporation's expense, to the corporation's legal counsel."